ZARGON
ENERGY TRUST


06016988

September 15, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

SUPPL

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated September 15, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

BCH/kf

Encl.


SEC MAIL
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PROCESSING
SEP 18 2006
WASH. D.C.
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9/19

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 15, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS SEPTEMBER 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of September in the amount of Cdn. $0.18 per trust unit will be paid on October 16, 2006 to unitholders of record on September 30, 2006. The ex-distribution date is September 27, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.689 million trust units (ZAR.UN) and 2.272 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2006 revised exchange ratio there would be a total of 19.353 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


SEC MAIL
PROCESSING
SEP 18 2006
WASH. D.C.
209
SECTION